Exhibit 99.108

Enthusiast Gaming Announces Closing of $58.7 Million Bought Deal Public Offering Including Exercise of Over-Allotment Option

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, Feb. 10, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) is excited to announce that it has closed its previously announced public offering (the “Offering”) of common shares in the capital of the Company (“Common Shares”), including the exercise of the over-allotment option in full, at a price of $5.75 per Common Share. The Company offered and sold a total of 7,383,000 Common Shares (the “Treasury Offering”), and an aggregate of 2,817,500 Common Shares (the “Secondary Offering”) were offered and sold by Blue Ant Media Inc. (“Blue Ant” or the “Selling Shareholder”) resulting in aggregate gross proceeds of approximately $58.7 million, with the Company and the Selling Shareholder receiving gross proceeds of approximately $42.5 million and $16.2 million, respectively.

The Offering was underwritten by Canaccord Genuity Corp., as sole bookrunner and co-lead underwriter, with Paradigm Capital Inc., acting as co-lead underwriter, and RBC Dominion Securities Inc., Cormark Securities Inc., and Haywood Securities Inc., acting as co-managers (collectively, the “Underwriters”).

The net proceeds from the Treasury Offering are expected to be used for future acquisitions, working capital and general corporate purposes, as more particularly described in the short form prospectus dated February 5, 2021 which is available under the Company’s profile on SEDAR at www.sedar.com. The Company will not receive any proceeds from the sale of Common Shares associated with the Secondary Offering.

This press release is not an offer to sell, or the solicitation of an offer to buy, any securities in the United States or any other jurisdiction. The securities mentioned herein have not been, and will not be, registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”), as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

Immediately before the completion of the Offering, Blue Ant exercised beneficial ownership and control over 18,250,000 Common Shares, representing 16.85% of the issued and outstanding Common Shares. As part of the Offering, Blue Ant disposed of ownership and control over 2,817,500 Common Shares, representing 2.44% of the outstanding Common Shares after giving effect to the Offering. Immediately after the completion of the Offering, Blue Ant exercised beneficial ownership and control over 15,432,500 of the Common Shares, representing 13.34% of the issued and outstanding Common Shares. Blue Ant disposed of the Common Shares to realize an investment return. Blue Ant may, from time to time and at any time, acquire additional Common Shares in the open market or otherwise, and reserves the right to dispose of any or all of its Common Shares in the open market or otherwise at any time and from time to time depending on contractual hold periods, market conditions and other relevant factors.

Blue Ant prepared and filed a report containing the information required by Form 62-103F1 - Required Disclosure under the Early Warning Requirements in connection with the matters referred to in this press release. A copy of this report can be obtained by contacting Astrid Zimmer, Blue Ant's Corporate Secretary, at (416) 440-7069.

Blue Ant's head office is located at 130 Merton Street, Suite 200, Toronto, ON, M4S 1A4. The Company’s head office is located at 90 Eglinton Avenue East, Suite 805, Toronto, ON, M4P 2Y3.

Enthusiast Gaming was represented by Norton Rose Fulbright Canada LLP and Blue Ant was represented by Bennett Jones LLP. The Underwriters were represented by Stikeman Elliott LLP. B. Riley FBR, Inc. acted as a corporate finance advisor to Enthusiast Gaming in the United States.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest social network of communities for gamers and esports fans that reaches over 300 million gaming enthusiasts on a monthly basis. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of four main pillars: Esports, Content, Talent and Entertainment. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Enthusiast’s gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50MM unique viewers a month across 9 YouTube pages, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100 gaming-related websites including The Sims Resource, Destructoid, and The Escapist collectively generate 1.1 billion page views monthly. Enthusiast’s talent division works with nearly 1,000 YouTube creators generating nearly 3 billion views a month working with leading gamer talent such as Pokimane, Flamingo, Anomaly, and The Sidemen. Enthusiast’s entertainment business includes Canada’s largest gaming expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

Forward Looking Information

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to statements relating to the intended use of proceeds from the Treasury Offering.

Forward-looking statements are based on assumptions, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks related risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive and other risks set out in Enthusiast Gaming public disclosure recorded filed under the Company’s provide on www.sedar.com, including those contained in the prospectus. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9360

Investor Relations Contact:

Enthusiast Gaming – Eric Bernofsky

Chief Corporate Officer

investor@enthusiastgaming.com